

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 11, 2013

Via E-mail
Mr. Gregory T. Schiffman
EVP, CFO and Treasurer
Dendreon Corporation
1301 2ND Avenue
Seattle, WA 98101

  Re: Dendreon Corporation
     Form 10-K for the Fiscal Year Ended December 31, 2012
     Filed February 25, 2013
     File No. 001-35546

Dear Mr. Schiffman:

  We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

        Sincerely,

        /s/ Joel Parker

        Joel Parker
        Accounting Branch Chief